September 25, 2019

Pedro C. Gonzalez
Chief Financial Officer
Stratus Capital Corporation
8480 East Orchard Road, Suite 1100
Greenwood Village, Colorado 80111

       Re: Stratus Capital Corporation
           Form 10-12G
           Filed September 9, 2019
           File No. 000-56093

Dear Mr. Gonzalez:

        We have undertaken a preliminary review of the registration statement, and have the following comment. We are deferring any further review of your filing until you respond to this letter by amending your registration statement to comply with our comment. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to this comment, we will likely have additional comments.

Form 10

General

1. Please revise the registration statement to include the required interim financial information for the six months ended June 30, 2019. Reference is made to Rule 8-08 of
      Regulation S-X. Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. To the extent you are unable to update your financial statements prior to effectiveness, please withdraw the Form 10 and re-file a new Form 10 that is in compliance with this comment.
 Pedro C. Gonzalez
FirstName LastNamePedro C. Gonzalez
Stratus Capital Corporation
Comapany 25, 2019
September NameStratus Capital Corporation
Page 2
September 25, 2019 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact Paul Cline, Staff Accountant, at 202-551-3851 or Wilson Lee,
Staff Accountant, at 202-551-3468 with any questions.




                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate and
                                                           Commodities